Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 29, 2021

To,

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/ Madam,

Sub: Intimation

This is to inform you that the audit of our formulations manufacturing facilities (FTO 7 & FTO 9) at Duvvada, Visakhapatnam, by the US FDA, has been completed today. We have been issued a Form 483 with 8 (eight) observations, which we will address within the stipulated timeline.

This is for your information.

Yours faithfully,

For Dr. Reddy's Laboratories Limited

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary